news release

ArcelorMittal Announces Recommended All Cash Offer to Acquire Baffinland

Luxembourg, 8 November 2010 (15:30 CET)  – ArcelorMittal S.A. (“ArcelorMittal”), the world’s leading steel company, announced today that it has entered into a support agreement with Baffinland Iron Mines Corporation (“Baffinland”) pursuant to which ArcelorMittal has agreed to make an offer to acquire (the “Offer”) all of Baffinland’s issued and outstanding common shares (the “Common Shares”) and all outstanding common share purchase warrants governed by the warrant indenture dated 31 January 2007 (the “2007 Warrants”) by way of a take-over bid.

Under the Offer, holders of Common Shares will receive C$1.10 in cash per Common Share, and holders of 2007 Warrants will receive C$0.10 in cash per 2007 Warrant.  The Offer, which values Baffinland’s equity at C$433 million on a fully-diluted basis, represents a premium of 15.8% to Baffinland’s closing share price of C$0.95 on the Toronto Stock Exchange (the “TSX”) on 5 November 2010 and a premium of 86.4% to Baffinland’s volume weighted average price of C$0.59 on the TSX for the 20 trading days prior to the announcement of the unsolicited bid for Baffinland by Nunavut Iron Ore Acquisition Inc. on 22 September 2010.

The board of directors of Baffinland has approved the Offer and unanimously recommends that Baffinland’s shareholders and the holders of 2007 Warrants tender their Common Shares and 2007 Warrants to the Offer.  In addition, each of the directors and officers of Baffinland has agreed to tender all Common Shares and 2007 Warrants held by them to the Offer pursuant to lock-up agreements with ArcelorMittal.  Baffinland’s largest shareholder, Resource Capital Funds, has also entered into a lock-up agreement with ArcelorMittal pursuant to which it has agreed to tender all of its Common Shares and 2007 Warrants, representing approximately 23% of the outstanding Common Shares, to the Offer.  The Support Agreement includes a non-solicitation covenant, a right by ArcelorMittal to match any unsolicited superior proposal and payment by Baffinland to ArcelorMittal of a break fee of C$11 million in certain circumstances.

Baffinland is a Canadian junior mining company focused on the exploration and development of the iron ore deposits located on its 100%-owned Mary River property.  The property has 365 million tonnes of proven and probable reserves grading 64.7% iron and 500 million tonnes of additional resources (52 million tonnes of measured and indicated resource grading 64.6% iron and 448 million tonnes of inferred resource grading 65.5% iron) as reported by Baffinland.

Aditya Mittal, Chief Financial Officer and Member of the Group Management Board of ArcelorMittal said: “The Offer is in line with ArcelorMittal’s strategy of expanding its mining portfolio and selectively adding to its existing pipeline of high quality development projects.  ArcelorMittal already has a significant iron ore presence in Canada through ArcelorMittal Mines Canada and has the technical and project management expertise to develop the Mary River property.”

Full details of the Offer will be included in a take-over bid circular which is expected to be mailed to holders of Common Shares and holders of 2007 Warrants by 16 November 2010.  The Offer will be open for acceptance for a period of not less than 35 days and is subject to a number of customary conditions, including: (i) there being deposited under the Offer and not withdrawn at the expiry time of the Offer such number of Baffinland Common Shares that represent at least 66 2/3% of the Common Shares calculated on a fully-diluted basis, and (ii) the receipt of all necessary regulatory approvals.

ArcelorMittal’s financial advisor is RBC Capital Markets and its legal counsel is Ogilvy Renault LLP.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No communication and no information in respect of the offering of securities may be distributed to the public in any jurisdiction where a registration or approval is required. The offering or subscription of securities may be subject to specific legal or regulatory restrictions in certain jurisdictions. ArcelorMittal takes no responsibility for any violation of any such restrictions by any person.

In relation to each Member State of the European Economic Area and which has implemented the Prospectus Directive (each, a "Relevant Member State"), no action has been undertaken or will be undertaken to make an offer to the public of the securities requiring a publication of a prospectus in any Relevant Member State. As a result, the securities may only be offered in relevant member states:

(i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(ii) to any legal entity which meets two or more of the following criteria: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than euro43 million; and (3) an annual net turnover of more than euro50 million, as shown in its last annual or consolidated accounts;

(iii) in any other circumstances, that would not require publication of a prospectus by ArcelorMittal under article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This press release is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the "FSMA"). To the extent that this press release does constitute an inducement to engage in any investment activity, it is directed only at (i) persons who are outside the United Kingdom, (ii) persons who are investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the "Financial Promotion Order"); (iii) persons who fall within Articles 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") and Article 43(2) of the Financial Promotion Order; and (iv) any other persons to whom this press release for the purposes of Section 21 of FSMA can otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"), and must not be acted on or relied upon by persons other than relevant persons. Any invitation or inducement to engage in any investment activity included within this press release is available only to relevant persons and will be engaged in only with relevant persons. Anyone other than a relevant person must not rely on this press release.